Mail Stop 6010

August 21, 2007

Robert Essner
Chief Executive Officer
Wyeth
Five Giralda Farms
Madison, NJ 07940

> **Re:** **Wyeth**
> **Definitive Proxy Statement**
> **Filed March 16, 2007**
> **File No. 001-01225**

Dear Mr. Essner:

We have limited our review of your definitive proxy statement to your executive compensation and other related disclosure and have the following comments. Our review of your filing is part of the Division's focused review of executive compensation disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Compensation Discussion and Analysis, page 22

1.   You disclose that you have designed your compensation packages to reward, in addition to superior company performance, individual performance and long-term service with Wyeth. Please expand your Compensation Discussion and Analysis to include a more specific discussion and analysis of how the applicable elements of your compensation packages are structured and implemented to reflect your named executive officer's individual performance and long-term service with the company. With respect to individual performance, you should disclose the elements, both quantitative and qualitative, and specific contributions the Compensation and Benefits Committee considered in its evaluation, and if applicable, how those elements and contributions were weighted and factored into specific compensation decisions. In particular, we note from your discussion under "Annual Incentive Cash Awards" that individual performance is a key consideration in determining the amount of such awards. Although we note your discussion of the individual performance factors in determining the annual cash incentive award for your Chief Executive Officer, please discuss and analyze how those performance factors translated into his actual annual incentive award. Please also provide similar discussion and analysis for your other named executive officers. Refer to Item 402(b)(2)(vii) of Regulation S-K.

2.   You disclose on page 17 that the Compensation and Benefits Committee is presented for its review at each meeting current data on base salaries, annual cash incentive awards and long-term equity incentive awards for each named executive officer. Given this disclosure, please include additional disclosure addressing the extent to which the information provided to the Committee for its review was comprised of information that was in addition to or different from the information presented in your Summary Compensation Table. Please also discuss why the Committee found such data useful and how it implemented such data in determining the specific elements of compensation for the named executive officers.

3.   The Compensation Discussion and Analysis should be sufficiently precise to capture material differences in compensation policies with respect to individual named executive officers. For example, we note the significant disparity in the value of Mr. Essner's stock awards for 2006 as compared to the other named executive officers. Given this disparity, please expand your disclosure to include a more detailed discussion of how and why the awards granted to your chief executive officer differ from the compensation and awards granted to the other named executive officers. If policies or decisions relating to a named executive officer are materially different than those applicable to the other officers, this should be discussed on an individualized basis. Refer to Section II.B.1 of Commission Release No. 33-8732A.

4.   We note your disclosure throughout your Compensation Discussion and Analysis
that you generally target various elements of compensation at or near the median
when compared with levels paid to similarly situated executives at your peer
companies. Please disclose the actual percentiles that you experienced in 2006
for each element of compensation that you benchmarked. To the extent actual
compensation was outside of a targeted percentile range, please provide
discussion and analysis as to why.

5.   Please enhance your disclosure by including a discussion and analysis of each
compensation element and your decisions regarding how each element fits into
your overall compensation objectives and affects decisions regarding other
elements. Refer to Item 402(b)(1)(vi) of Regulation S-K. In addition, we note the
amounts realized by your named executive officers in 2006 upon the exercise of
stock options and vesting of stock awards. For example, Mr. Essner realized
$4,158,736 upon the exercise of stock options and $20,649,986 upon the vesting
of stock awards in 2006. Please address the impact that realized amounts had or
will have on compensation policies or specific awards relating to your named
executive officers, including how these types of realized gains will be considered
in setting future retirement benefits. To the extent amounts realized from prior
compensation are not considered when setting future compensation, please so
disclose. Refer to Item 402(b)(2)(x) of Regulation S-K.

Pension Sensitivity Analysis, page 24

6.   You disclose that the Compensation and Benefits Committee began utilizing a
tool to quantify more precisely the effect of base salary increases and annual cash
incentive awards for named executive officers on pension benefits. Please include
discussion and analysis as to what effects, if any, the data provided by this tool
had on actual compensation decisions and awards made in your most recent fiscal
year.

Annual Cash Incentive Awards, page 26

7.   We note minimal analysis in this section, and in your section entitled "Long –
Term Equity Incentive Compensation," of how the Compensation and Benefits
Committee determined the actual payouts under the Executive Incentive Plan and
the actual number of performance share units and stock options to award.
Although we note your discussion of the general corporate performance factors
that were taken into account when making these awards, please include disclosure
that not only sets forth the amounts of annual cash incentive or long-term equity
incentive compensation awards to the named executive officers but also provides
substantive analysis and insight into how the committee determined the payout

amounts and value of the equity compensation to award. Please provide a reasonably complete description of the specific factors considered by the Committee in ultimately approving particular pieces of each named executive officer's compensation package and describe the reasons why the Committee believes that the amounts paid to each named executive officer are appropriate in light of the various items it considered in making specific compensation decisions.

8.   Your disclose that it is your philosophy that, for years in which your performance is among your peer group leaders, senior executives should receive annual cash incentive compensation that raises their level of cash compensation to the top quartile of the competitive market. Please discuss and analyze how you determine if your performance is among your peer group leaders. For example, clarify how you measure performance and how such performance is compared to the performance of the peer group leaders.

9.   You disclose that you set performance goals for the annual cash incentive awards in the first quarter of each year. Please disclose the company performance goals for your current fiscal year and analyze how your incentive awards are specifically structured around those goals. See Item 402(b)(2)(v) of Regulation S-K and Instruction 2 to Item 402(b). Please note that qualitative goals generally need to be presented to conform to the requirements of Item 402(b)(2)(v). To the extent you believe that disclosure of the information would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b), please provide us with a detailed explanation supporting your conclusion. To the extent that it is appropriate to omit specific targets or performance objectives, you are required to provide appropriate disclosure pursuant to Instruction 4 to Item 402(b) of Regulation S-K. Refer also to Question 3.04 of the Item 402 of Regulation S-K Interpretations available on our website at www.sec.gov. In discussing how difficult or likely it will be for the registrant to achieve the target levels or other factors, you should provide as much detail as necessary without disclosing information that poses a reasonable risk of competitive harm.

Grants of Long-Term Incentive Compensation, page 28

10.   You disclose that performance share unit awards granted in 2006 may be converted to between 0% and 200% of a pre-set target number of shares of your common stock based on the earnings per share achieved for the 2008 performance year, the target for which will be set by the Committee at the beginning of 2008. Please discuss and analyze why the target EPS is determined in the last year of the three-year performance cycle and clarify what level of growth in EPS this target structure is intended to incentivize before the EPS target is determined in 2008.

11.   Given that your long-term elements of compensation are based, in significant part, on the achievement of the targeted earnings per share that you have described, please discuss your policies and decisions regarding the adjustment or recovery of awards or payments if the relevant performance measures upon which they are based are restated or otherwise adjusted in a manner that would reduce the size of an award or payment. Refer to Item 402(b)(2)(viii) of Regulation S-K.

2006 Grants of Plan-Based Awards, page 38

12.   It appears that your annual cash incentive awards should be disclosed in your table pursuant to Item 402(d)(2)(iii) of Regulation S-K. Please revise to include the required information or provide us with your analysis as to why such information should not appear in your table.

Option Exercises and Stock Vested in 2006, page 43

13.   You disclose that the shares described in the first two paragraphs of footnote 3 have not been included in your table because they vested based on performance completed prior to January 1, 2006. Given your disclosure that the Compensation and Benefits Committee did not determine that those shares had been earned until January 27, 2006, please provide us with your analysis as to why those shares were considered vested in 2005 when the final determination as to whether those shares had been earned did not occur until 2006. Please also tell us where you would make tabular disclosure in accordance with Item 402(g) of Regulation S-K of similar awards that vest based on performance that was completed in 2007, but is not approved until 2008. In addition, please also tell us whether the Compensation and Benefits Committee ever makes final determinations as to whether shares had been earned for a prior year's performance after that year's proxy has been filed, and if so, how and where you would expect to disclose the vesting of such shares.

Our 1998 Change in Control Severance Agreements, page 53; and Our 2006 Change in Control Severance Agreements, page 55

14.   You disclose that the named executive officers are entitled to severance payments under the 1998 and 2006 agreements if, following a change in control, the named executive officer is terminated for any reason other than for "cause" or terminates his or her employment for "good reason." Please briefly indicate the definitions of "cause" and "good reason" without directing your shareholders to reference the underlying agreements. Please clarify whether a "change in control" under the 2006 agreements is triggered by the same events as described under the 1998 agreements. Refer to Item 402(b)(2)(xi) of Regulation S-K.

15.   You disclose that under the 1998 agreements the executives are entitled to a lump sum payment equal to three times the total of the executive's base salary at the rate in effect at the time of the change in control (and increased to reflect any subsequent increases) and three years of continued welfare benefits. Similarly, you disclose that under the 2006 agreements the executives are entitled to a lump sum payment equal to three times their total base salary. Please discuss and analyze how these multiples and periods were negotiated and how and why the multiples and periods were agreed to by the company.

Employment Agreement—Mr. Essner, page 59

16.   Please briefly indicate the definitions of "cause" and "good reason" under Mr. Essner's employment agreement without directing your shareholders to reference the underlying agreement. We also note that under the agreement, Mr. Essner would be entitled to a lump sum payment equal to two times the sum of his then-current base salary and the average of the highest three annual bonuses he earned in the five immediately preceding bonus years, and credit with two additional years of service and age under the retirement plans. Please discuss and analyze how these terms were negotiated and how and why these terms were agreed to by the company. Please also discuss why the company chose to enter into an employment agreement with Mr. Essner in light of the fact that the company has not entered into employment agreements with the other named executive officers.

Please respond to our comments by September 21, 2007, or tell us by that time when you will provide us with a response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

Please contact me at (202) 551-3635 with any questions.

Sincerely,

Tim Buchmiller
Senior Attorney